ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES HIRING OF ALEC SHEAFF, DIRECTOR, CARBON MARKETS AND OFFSETS

Nashville, Tennessee and Vancouver, British Columbia - December 2, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) is pleased to announce the hiring of Alec Sheaff as Director, Carbon Markets and Offsets for its previously announced Alpine CapH4, LLC ("Alpine CapH4") platform.  Alpine CapH4 is a wholly-owned subsidiary of HB2 Origination, LLC, the operating subsidiary of Alpine Summit.

Alpine CapH4 was launched to develop a sustainable approach to mitigate third-party legacy sources of pollution in the oil and gas industry and earn Chicago Mercantile Exchange (CME)-eligible carbon credits. Alpine CapH4 will leverage Alpine Summit's existing platform to establish a foothold in the carbon credit industry by focusing on plugging and capping methane-emitting wells, as well as other types of carbon capture and storage projects.

"We believe the carbon credits market needs additional sources of credits that are measurable with high-integrity. Alpine CapH4's goal is to identify and implement scalable projects that address carbon emissions directly at the source. We believe this is a meaningful opportunity for Alpine Summit, and the Company is confident that Alec is the right leader to build out a team and scale this business," said Craig Perry, CEO of Alpine Summit.

Prior to joining Alpine Summit, Alec ran the Eastern US Client Solutions Team for Resource Environmental Solutions ("RES"), a KKR & Co. portfolio company. RES is an ecological restoration company focused on stream and wetland mitigation banking projects. Before that, Alec spent over ten years in the renewable energy industry developing commercial and utility scale projects.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding carbon credit market needs or the ability of Alpine CapH4 to mitigate legacy sources of pollution or to source and implement additional carbon offset opportunities.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the RTO and the potential listing on NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.